Exhibit 99.105

January 28, 2021	By SEDAR

To:	Ontario Securities Commission, as Principal Regulator under the Passport System

And to:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated January 28, 2021 to the Short Form Base Shelf Prospectus dated January 28, 2021 (the “Supplement”)

We refer you to the Supplement relating to the offering of Units of The Valens Company Inc.

We consent to being named on the inside cover page of the Supplement and under the heading “Legal Matters” in the Supplement, and consent to the use of our legal opinions set out under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Supplement, which opinions are provided as of the date of the Supplement.

We have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (i) derived from our legal opinions provided in the Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions.

Yours truly,

(signed) “Stikeman Elliott LLP”